Contact

www.linkedin.com/in/jennie-stormes-77bb0018 (LinkedIn)

Jennie Stormes

PMHNP-BC, Owner/PLLC Manager at MasterMind Clinic, PLLC
Colorado Springs, Colorado, United States

Experience

MasterMind Clinic, PLLC
PMHNP-BC, Owner/PLLC Manager
August 2020 - Present (2 years 7 months)
Colorado Springs, Colorado, United States

Raising Inspirations, Inc.
Owner, President
March 2018 - Present (5 years)
80922

Managing Medicaid Waiver services and supports for intellectually disabled children and adults in Colorado through select CCBs.

Private Duty Nursing
MSN, RN
November 2014 - Present (8 years 4 months)
Colorado

Mentally STRONG
PMHNP-BC/CEO
December 2019 - August 2020 (9 months)
Colorado Springs, Colorado, United States

Board Certified Psychiatric Nurse Practitioner and CEO

Child Care Health Consultant of NY
Child Care Health Consultant Nurse
August 2019 - August 2020 (1 year 1 month)
Colorado

Nurse consultant for licensed child care centers in Colorado

Academy for Notaries
Owner
January 2000 - November 2014 (14 years 11 months)

Loving Care Agency, Inc
Pediatric Nurse Supervisor

May 2011 - June 2014 (3 years 2 months)
East Rutherford, NJ

Pediatric RN supervisor of nursing services for medically needy, disabled children remaining in home, school, and community.

Education

Regis College

PMHNP Post Graduate Certificate, Psychiatric/Mental Health Nurse/Nursing · (2018 - 2020)

Aspen University

Master's degree, Nursing Education · (2015 - 2017)

Aspen University

Bachelor's degree, Nursing Science · (2011 - 2015)

Warren County Community College

Associate of Science - AS, Registered Nursing/Registered Nurse · (2009 - 2011)